Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-253293

Ford Motor Credit Company LLC

Final Term Sheet

2.700% Notes due 2026

2.700% Notes due 2026
Issuer:	Ford Motor Credit Company LLC

Trade Date:	August 5, 2021

Settlement Date:	August 10, 2021 (T+3)

Stated Maturity:	August 10, 2026

Principal Amount:	$1,500,000,000

Interest Rate:	2.700%

Benchmark Treasury:	0.625% due July 31, 2026

Benchmark Treasury Yield and Price:	0.718% / 99-17+

Yield to Maturity:	2.700%

Price to Public:	100.000% of principal amount plus accrued interest from August 10, 2021

Underwriting Discount:	0.750%

Net Proceeds (Before Expenses) to Issuer:	$1,488,750,000 (99.250%)

Interest Payment Dates:	Semi-annually on each February 10 and August 10, beginning February 10, 2022
Redemption Provision:

Make-Whole Call: Prior to July 10, 2026 (one month prior to maturity date), at greater of par and make-whole at discount rate of Adjusted Treasury Rate plus 30 basis points

Par Call: At any time on or after July 10, 2026 (one month prior to maturity date)

Joint Book-Running Managers:

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

CIBC World Markets Corp.

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Intesa Sanpaolo S.p.A.

Co-Managers:	Scotia Capital (USA) Inc. UniCredit Capital Markets LLC

U.S. Bancorp Investments, Inc. CastleOak Securities, L.P. Great Pacific Securities Mischler Financial Group, Inc. Siebert Williams Shank & Co., LLC

CUSIP/ISIN:	345397 B77 / US345397B777

It is expected that delivery of the Notes will be made against payment therefor on or about August 10, 2021, which will be the third business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+3”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Goldman Sachs & Co. LLC at 1-866-471-2526, J.P. Morgan Securities LLC at 1-212-834-4533, SMBC Nikko Securities America, Inc. at 1-888-868-6856, or TD Securities (USA) LLC at 1-855-495-9846.

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